

MetLife

MetLife Insurance Company of Connecticut
MetLife of CT Separate Account Eleven for Variable Annuities

Metropolitan Life Insurance Company
Metropolitan Life Separate Account E

MetLife Accumulation Annuity
Supplement dated November 17, 2014 to the prospectuses dated November 17, 2014

New Contract PGR Fee Rate Notice

This notice provides the PGR Fee Rate for new purchasers of MetLife Accumulation Annuity variable annuity contracts issued based on applications signed and dated during the effective period referenced below. This notice should be read in its entirety and kept with the prospectus for future reference.

EFFECTIVE PERIOD:

November 17, 2014 to B, 2015

PGR FEE RATE:

X.XX% [the new rate]

In order to be issued a contract with this PGR Fee Rate, your application must be signed and dated prior to the effective period end date above.

The PGR Fee Rate applicable to contracts issued based on applications signed and dated after the end of the effective period will be published in a new prospectus supplement filed on or about [21 days before B]. Please speak with your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE